January 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Medical Holdings, Inc.

Withdrawal of Registration Statement on Form S-1/A Originally Filed on March 9, 2015

SEC File No. 333-202602

Ladies and Gentlemen:

On behalf of Apollo Medical Holdings, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1 (SEC File No. 333-202602), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2015, be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions that affected the pricing of the Company’s common stock in the proposed public offering, which offering was subsequently abandoned. The Registration Statement was declared effective by the Commission on May 14, 2015; however, we confirm that none of the Company’s securities has been sold pursuant to the Registration Statement or the prospectus forming a part thereof.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order or otherwise indicate its assent in granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy thereof to our counsel, Lance Jon Kimmel, Esq. of SEC Law Firm, via email at lkimmel@seclawfirm.com or via facsimile at (310) 388-1320.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact Mr. Kimmel by telephone at (310) 557-3059.

Very truly yours,

/s/ Warren Hosseinion

Warren Hosseinion, M.D.

Chief Executive Officer